NEWS For Immediate Release
June 19, 1997                      For Further Information Contact:
                                   Edward M. George
                                   President & CEO     (304) 234-9208

                                   Nasdaq Trading Symbol: WSBC

WesBanco Announces 3 for 2 Stock Split

Wheeling, WV . . . . Edward M. George, President & CEO of WesBanco,
Inc., a Wheeling, West Virginia based multi-state, multi-bank holding company, today announced that the Board of Directors of the Corporation had approved a 3 for 2 stock split which would be effected in the form of a fifty percent (50%) stock dividend payable on August 1, 1997 to shareholders of record on July 15, 1997. In lieu of fractional shares, each shareholder will be paid a cash equivalent for any fractional share or given the option to purchase the additional fractional share necessary to round up to the next share. The price of fractional shares will be based on the average of the bid and ask prices of WesBanco common stock on the record date, July 15, 1997.

It is anticipated that WesBanco will issue approximately 5,350,000 new shares. Total shares outstanding will increase to approximately 16,050,000. All per share amounts will be retroactively adjusted to reflect the stock split.

According to Mr. George, the second quarter cash dividend of $.29 per share will be paid on July 1, 1997 representing a 12% increase over the cash dividend paid for the second quarter 1996. Subsequent quarterly common stock cash dividends will be adjusted to $.19325 per share to reflect the stock split and the manner in which it is being implemented.

WesBanco officials recently announced that the shareholders of Shawnee Bank, Inc. (Shawnee), Charleston, WV, have approved the merger of Shawnee into WesBanco affiliate, WesBanco Bank Charleston. The merger, which was previously announced on December 20, 1996, and approved by the appropriate regulatory authorities, was approved by ShawneeOs shareholders on June 3, 1997 and is scheduled to be consummated on June 30, 1997.

The transaction will be accounted for as a purchase transaction and is based upon a fixed exchange ratio that will not be affected by the stock split. The Shawnee shareholders will receive the additional split shares of WesBanco stock.

With the consummation of the Shawnee merger, WesBanco will operate 45 banking offices in West Virginia and Ohio and operate six mortgage company offices in West Virginia.


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